601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

October 30, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs
Tamara Tangen
Ryan Rohn
Katherine Wray

Re:	HealthPort, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 22, 2009
File No. 333-161381

Dear Mss. Jacobs, Tangen and Wray and Mr. Rohn:

This letter is being furnished on behalf of HealthPort, Inc. (the “Company” ) to provide supplemental information in response to oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were provided in a telephone conversation on October 28, 2009 between myself, Ms. Lori Reel, the Chief Accounting Officer of the Company, and Ms. Tammy Tangen of the Staff. In response to the oral comments received from the Staff, we are providing additional details and supplemental information to further explain the distribution of shares of common stock of the Company to the equity holders of CT Technologies Holdings, LLC, its predecessor, in connection with the proposed corporate reorganization. As requested, this additional information will supplement the Company’s prior response to comment 29 of the Commission’s letter dated October 16, 2009 to Mr. Michael J. Labedz, President and Chief Executive Officer of the Company, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-161381) that was filed with the Commission on September 22, 2009.

We respectfully advise the Staff that, prior to effectiveness of the registration statement, each member of CT Technologies Holdings, LLC will contribute all of their Series A, B-1, B-2 and C shares to the Company. In exchange for the Series A, B-1, B-2 and C shares, the

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 30, 2009

Company will issue shares of its common stock in accordance with the distribution provisions of the Amended and Restated Limited Liability Company Agreement of CT Technologies Holdings, LLC (the “LLC Agreement”). The LLC Agreement governs the distribution of the common stock of the Company to the holders of the Series A, B-1, B-2 and C shares. The LLC Agreement provides that the board of directors of CT Technologies Holdings, LLC have sole discretion regarding the timing of distributions to holders of the Series A, B-1, B-2 and C shares. As noted in the Company’s prior response to comment 1, the Company intends to effectuate the corporate reorganization a few days before the Company seeks effectiveness of the registration statement.

Under the LLC Agreement, the distribution of the Company’s common stock among holders of the Series A, B-1, B-2 and C shares is based upon a per share price of $15.00. In connection with the corporate reorganization, each holder of the Series A, B-1, B-2 and C shares will execute a contribution agreement acknowledging and agreeing that they will exchange shares of common stock of the Company at a price of $15.00 per share. The $15.00 per share price of the Company’s common stock has been fixed under the contribution agreement, regardless of the actual offering price established in the initial public offering.

In light of the fact that the price per share has been fixed, there are only two variable components that affect the distribution of the Company’s common stock to holders of the Series A, B-1, B-2 and C shares. The first variable component is the amount of indebtedness outstanding. The amount of indebtedness outstanding, as disclosed in the “Use of Proceeds” section of the registration statement, continues to increase because of the interest that accrues on the outstanding indebtedness. As time passes, the increase in the amount of indebtedness outstanding decreases the equity value of the Company. The second variable component, as set forth in the LLC Agreement, is that for any Series A share, the unpaid yield and the return on invested capital accrue on a daily basis in respect of such Series A share at a rate of 15% unpaid yield and 30% return on invested capital per year, respectively. Accordingly, as time passes, holders of the Series A shares will receive additional shares of the Company’s common stock, while holders of the Series B-1, B-2 and C shares will receive fewer shares, because the fair value of the Company remains constant in light of the fixed $15.00 price per share. Once the date of the corporate reorganization is established by the Company, which will be a few days before effectiveness of the registration statement, the Company will be able to determine the amount of indebtedness outstanding, as well as the amount of the unpaid yield and the return on invested capital attributable to the Series A shares.

Based upon the amount of indebtedness outstanding, the amount of the unpaid yield on the Series A shares as of the date of the corporate reorganization and the fixed price of $15.00 per share, the shares of common stock of the Company will be distributed as follows:

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 30, 2009

•         first, to holders of the Series A shares, an amount pro rata among such holders in proportion to and to the extent of the unreturned capital value in respect of the Series A shares owned by each holder as of the time of the distribution until the entire amount of the unreturned capital value of all outstanding Series A shares has been paid in full;

•	and, to holders of the Series C shares, an amount pro rata among such holders on the basis of the number of points, which is defined in the LLC Agreement;

•        second, to holders of the Series A shares, an amount pro rata among such holders in proportion to and to the extent of the entire amount of the 15% unpaid yield until the entire amount of the 15% unpaid yield on all outstanding Series A shares as of the time of such distribution has been paid in full;

•	and, to holders of the Series C shares, an amount pro rata among such holders on the basis of the number of points, which is defined in the LLC Agreement;

•        third, to holders of the Series A shares, an amount pro rata among such holders until the aggregate amount of the distributions paid to the holders of Series A shares through the date of the distribution equals the aggregate capital value of the Series A shares plus a 30% per year return on invested capital for the Series A shares;

•	and, to holders of the Series B-1 shares and Series C shares, an amount pro rata among such holders on the basis of the number of points, as defined in the LLC Agreement; and

•        finally, a pro rata distribution will be made of the remaining shares to holders of the Series A, B-1, B-2 and C shares.

For your reference, the Company is supplementally providing a table that shows the expected ownership percentage of the shares of common stock of the Company by each of the holders (as a group) of the Series A, B-1, B-2 and C shares assuming the corporate reorganization occurred on June 30, 2009, September 30, 2009 and October 31, 2009. The table is attached as Exhibit A to this response letter.

In addition, the Company respectfully advises the Staff that the holders of the Series A, B-1, B-2 and C shares will receive the number of shares of common stock of the Company as contemplated by the LLC Agreement. The value of the Series A, B-1, B-2 and C shares and the common stock of the Company will be the same before and after the corporate reorganization for each holder of Series A, B-1, B-2 and C shares.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 30, 2009

Previously unrecognized compensation expense associated with certain employees who own unvested Series B-1 and B-2 shares and the vesting of which will accelerate in accordance with the terms of their original incentive share purchase agreements will be recognized immediately in conjunction with the corporate reorganization. The Company will not account for the acceleration of these shares as a modification because their original incentive share purchase agreements provided for the acceleration of vesting in connection with an initial public offering.

However, certain other employees’ original incentive share purchase agreements will be modified in conjunction with the corporate reorganization to accelerate the vesting of their remaining Series B-1 and B-2 shares. Accordingly, the Company will account for the acceleration of these shares as a modification.

In addition, the restricted stock and stock options the Company intends to issue after the initial public offering to employees whose Series B-1 and B-2 shares were unvested and then forfeited at the time of the corporate reorganization will be accounted for as a modification because of the proximity of the issuance of these equity awards to the cancellations of the Series B-1 and B-2 shares.

Finally, we respectfully advise the Staff that the Series C shares will be exchanged in the corporate reorganization rather than redeemed, as our prior response to your comment suggested. The holders of Series C shares have the right to require the Company to redeem the Series C shares at fair market value (as defined in the LLC Agreement) on or after September 19, 2014. The Series C shares are stated at fair value at each balance sheet date. The common stock to be issued in exchange for the Series C shares is included in our pro forma weighted average shares outstanding.

***

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s initial comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4844 or my colleague, Joshua N. Korff at (212) 446-4943, at your earliest convenience.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 30, 2009

Sincerely,

/s/ Jason K. Zachary
KIRKLAND & ELLIS LLP

cc:	Michael J. Labedz
Brian M. Grazzini
HealthPort, Inc.

Wayne D. Boberg
Matthew F. Bergmann
Winston & Strawn LLP

Joshua N. Korff
Kirkland & Ellis LLP

EXHIBIT A

HealthPort IPO Existing Shareholder Illustration

($ in 000s)

IPO Share Price $15.00
	6/30/09		9/30/09		10/31/09
Assumed Equity Value at IPO	$337,639		$337,639		$337,639
Less: Equity Value Sold to Public	(90,000)		(90,000)		(90,000)

Equity Value to Existing Shareholders	$247,639		$247,639		$247,639

Implied Value at IPO		Ownership Percentage(2)		Ownership Percentage(2)		Ownership Percentage(2)
Series A	$214,909	86.78%	$217,405	87.79%	$218,247	88.13%
Series B1	9,708	3.92%	9,487	3.83%	9,413	3.80%
Series B2	15,047	6.08%	12,689	5.12%	11,894	4.80%
Series C	7,976	3.22%	8,058	3.25%	8,086	3.27%

Total	$247,639	100.00%	$247,639	100.00%	$247,639	100.00%
# of Shares at IPO
Series A	14,327,243	86.78%	14,493,685	87.79%	14,549,769	88.13%
Series B1	647,222	3.92%	632,471	3.83%	627,501	3.80%
Series B2	1,003,121	6.08%	845,915	5.12%	792,944	4.80%
Series C	531,700	3.22%	537,214	3.25%	539,072	3.27%

Total	16,509,285	100.00%	16,509,285	100.00%	16,509,285	100.00%
Series A Metrics
Series A Invested Capital	$98,239		$98,239		$98,239
Series A 15.0% Unpaid Yield (1)	29,295		33,783		35,295
Series A 30.0% Return on Invested Capital (1)	35,047		41,256		43,348
Remaining Series A Pro Rata Proceeds	52,328		44,128		41,364

Series A Implied Value at IPO	$214,909		$217,405		$218,247

As time passes, an additional number of shares of HealthPort are required for the holders of the Series A shares to receive the 15.0% and 30.0% return. Consequently, the Series A holders will receive a higher percentage ownership as time passes, assuming a constant Equity Value to Existing Shareholders.

(1)	15.0% and 30.0% Series A returns compound annually on December 31 of each year.

(2)	Does not give effect to the shares to be offered in the initial public offering. Please see the table in the “Dilution” section of the registration statement on page 41.